UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JANUS CAPITAL GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

47102X105
(CUSIP Number)

Taku Murakawa General Manager, Investment Administration Department The Dai-ichi Life Insurance Company, Limited 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan +81-50-3780-4384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47102X105
1.	Name of Reporting Person: The Dai-ichi Life Insurance Company, Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 20,407,969*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 20,407,969*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,407,969*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%**
14.	Type of Reporting Person (See Instructions): OO

*
Represents 6,407,969 shares of outstanding common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”) and 14,000,000 shares of Company Common Stock issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of August 10, 2012, between The Dai-ichi Life Insurance Company, Limited  (the “Investor”) and the Company.

**
Based on 201,329,431 shares of Company Common Stock, which is the sum of (i) the 187,329,431 shares of Company Common Stock outstanding as of July 20, 2012, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended June 30, 2012, plus (ii) the 14,000,000 shares of Company Common Stock issuable pursuant to the Option Agreement.  The shares that may have been repurchased by the Company pursuant to its share repurchase program since July 20, 2012 were not taken into account because the Investor does not know the number of shares so repurchased.

Item 1.  Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D that was filed on August 17, 2012 (as amended by Amendment No. 1 filed on August 29, 2012, the “Schedule 13D”) by The Dai-ichi Life Insurance Company, Limited (the “Investor”), relating to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 151 Detroit Street, Denver, Colorado 80206.  Beginning on the date this Amendment No. 2 is filed, all references to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 2.  Only those items reported in this Amendment No. 2 are amended and all other items in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

On August 10, 2012, the Investor and the Company entered into an option agreement (the “Option Agreement”) pursuant to which the Company granted to the Investor 20 conditional options, each to purchase 700,000 shares of Company Common Stock with an exercise price of $10.25 per share.  The aggregate consideration paid by the Investor to the Company for entering into the Option Agreement was $4,876,200, and the source of the funds used by the Investor to pay such consideration was working capital.  The information about the Option Agreement set forth in Item 4 to the Schedule 13D is incorporated by reference.  As of the date of Amendment No. 2, none of the conditional options granted to the Investor pursuant to the Option Agreement have been exercised.

Between August 10, 2012, and September 18, 2012, the Investor purchased 6,407,969 shares of Company Common Stock through open market purchases (including over-the-counter purchases) for an aggregate purchase price of $56,834,061.  The source of the funds used by the Investor to pay the purchase price for such shares was working capital.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           Rows (7) through (11) and (13) of the cover page to Amendment No. 2 are hereby incorporated by reference.  For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 201,329,431, which is the sum of (i) the 187,329,431 shares of Company Common Stock outstanding as of July 20, 2012, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended June 30, 2012, plus (ii) the 14,000,000 shares issuable pursuant to the Option Agreement.  The shares that may have been repurchased by the Company pursuant to its share repurchase program since July 20, 2012 were not taken into account because the Investor does not know the number of shares so repurchased.  For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 20,407,969 shares of Company Common Stock, representing approximately 10.1% of the outstanding shares of Company Common Stock.

Of these shares, 14,000,000 represent shares that the Investor has a right to acquire upon exercise of the conditional options granted to the Investor pursuant to the Option Agreement.

(b)           The Investor has (or, in the case of the 14,000,000 shares of Company Common Stock that the Investor has a right to acquire upon the exercise of the conditional options granted to the Investor pursuant to the Option Agreement, will have upon the exercise of such options) the sole power to vote or direct the vote and to dispose or direct the disposition of all 20,407,969 shares of Company Common Stock beneficially owned by it.

(c)           Information concerning transactions in shares of Company Common Stock (not including the grant of the conditional options to the Investor pursuant to the Option Agreement) since June 18, 2012, is set forth on Schedule A to Amendment No. 2.  Except as set forth on Schedule A and as described in Item 3 of the Schedule 13D, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Common Stock since June 18, 2012.

(d)           No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Dai-ichi Life Insurance Company, Limited

Date: September 18, 2012	By:	/s/ Taku Murakawa
	Name:	Taku Murakawa
	Title:	General Manager, Investment Administration Department

SCHEDULE A

TRANSACTIONS IN SHARES OF THE COMPANY SINCE JUNE 18, 2012 BY THE INVESTOR

All of the purchases of Company Common Stock set forth below were made by Investor.

Date of Transaction	Number of Shares Purchased	Nature of Purchase1	Approximate Weighted Average Price Per Share	Aggregate Purchase Price
August 14, 2012	169,436	open market purchases	$8.4085	$1,424,703
August 14, 2012	400,000	over-the-counter purchase	$8.4219	$3,368,760
August 15, 2012	65,861	open market purchases	$8.4549	$556,848
August 16, 2012	108,234	open market purchases	$8.4434	$913,863
August 17, 2012	9,100	open market purchases	$8.4577	$76,965
August 21, 2012	300,000	open market purchases	$8.7754	$2,632,620
August 22, 2012	345,038	open market purchases	$8.7990	$3,035,989
August 23, 2012	297,710	open market purchases	$8.6778	$2,583,468
August 24, 2012	207,114	open market purchases	$8.6254	$1,786,441
August 27, 2012	222,543	open market purchases	$8.6128	$1,916,718
August 27, 2012	428,815	over-the-counter purchase	$8.6100	$3,692,097
August 28, 2012	210,160	open market purchases	$8.6723	$1,822,571
August 29, 2012	179,540	open market purchases	$8.7101	$1,563,811
August 30, 2012	193,506	open market purchases	$8.5972	$1,663,610
August 31, 2012	170,220	open market purchases	$8.7247	$1,485,118
September 4, 2012	195,172	open market purchases	$8.7133	$1,700,592
September 5, 2012	199,013	open market purchases	$8.6880	$1,729,025
September 6, 2012	233,870	open market purchases	$8.8217	$2,063,131
September 11, 2012	191,919	open market purchases	$9.0153	$1,730,207
September 12, 2012	181,540	open market purchases	$9.0828	$1,648,892
September 13, 2012	418,008	open market purchases	$9.1499	$3,824,731
September 14, 2012	695,104	open market purchases	$9.3728	$6,515,071
September 17, 2012	477,797	open market purchases	$9.2527	$4,420,912
September 17, 2012	200,000	over-the-counter purchase	$9.2462	$1,849,240
September 18, 2012	308,269	open market purchases	$9.1760	$2,828,676

1 All “open market purchases” were made on the New York Stock Exchange.